TechTarget, Inc. 275 Grove Street Newton, MA 02466	Daniel T. Noreck Chief Financial Officer and Treasurer T 617.431.9449 dnoreck@techtarget.com techtarget.com

October 28, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Robert Shapiro and Mr. Lyn Shenk

Re: TechTarget, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-33472

Dear Mr. Shapiro and Mr. Shenk:

TechTarget, Inc. (the “Company”) provides this letter in response to the comments received from the Securities and Exchange Commission (“Commission”) staff in a letter to the Company dated October 3, 2022 (the “Comment Letter”) pertaining to the Form 10-K for the year ended December 31, 2021 filed by the Company on February 28, 2022 (the “Form 10-K”). For ease of reference in this response letter, each of the Commission staff’s comments contained in the Comment Letter is reproduced in bold, italicized font, and the corresponding response of the Company is shown below the comment.

Form 10-K for the Year Ended December 31, 2021

Other

Investor Presentation May 2022, page 19

1. We note your response to comment one and your revised definition of net annual revenue retention. Because this measure is intended to provide investors with information about your ability to retain revenue from your existing customers but excludes customers that were not retained, we believe the title of the measure should also be revised to make this fact clear if you continue to exclude non-retained customers. In this regard, it appears this measure – as currently computed – is akin to a measure of same customer sales.

The Company will update the title of the measure to “Same Customer Sales” in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Trends

Comparison of Fiscal Years Ended December 31, 2021 and 2020 Revenues, Cost of Revenues and Gross

Profit, page 43

2. We note your response to comment three and your proposed revised disclosure. In your revised disclosure, you state revenue increased primarily due to the addition of new customers in fiscal 2021, which increased in number by approximately 75%, and the December 2020 acquisition of Bright Talk. Please tell us and revise to quantify the impact the addition of these new customers had on your revenues. In your Form 10-K, you stated the increase was “primarily due to customers increasing their spend” for additional products. Please clarify that disclosure for us in light of your proposed revised disclosure, as it appears to indicate that your revenue growth was due to existing customers increasing their spend on additional products.

In light of the Commission staff’s comment, we propose to enhance our disclosures prospectively in the following manner:

Revenues

	Years Ended December 31,
	2021	2020	Increase	Percent Change

	($ in thousands)
Revenues	$263,427	$148,376	$115,051	78%

Revenues for the year ended December 31, 2021 (“fiscal 2021”) increased by $115.1 million, or 78%, over the year ended December 31, 2020 (“fiscal 2020”) primarily due to the following:

•	Our existing customers increased spending by approximately $37 million.

•

Addition of new customers during fiscal 2021. Our customer count expanded to approximately 2,800 from approximately 1,590, an increase of approximately 75%, resulting in increased revenues of approximately $28 million.

•	$50.0 million of revenue related to Bright TALK, which we acquired in December 2020.

Cost of Revenues and Gross Profit

	Years Ended December 31,
	2021	2020	Increase	Percent Change

	($ in thousands)
Cost of revenues	$68,153	$37,344	$30,809	83%
Amortization of acquired technology	3,055	—	3,055	—

Total cost of revenues	$71,208	$37,344	$33,864	91%

Gross profit	$192,219	$111,032	$81,187	73%

Gross profit percentage	73%	75%

Cost of Revenues. Cost of revenues for fiscal 2021 increased by $33.9 million, or 91%, as compared to fiscal 2020 primarily due to the following:

•	$1.7 million increase in stock compensation;

•	$3.1 million increase in amortization of intangible assets (acquired technology) in connection with recently acquired businesses;

•	$5.0 million increase in variable costs attributable to contracted services costs related to fulfilling campaigns; and

•	$24.1 million increase attributable to recently acquired businesses.

Gross Profit. Our gross profit is equal to the difference between our revenues and our cost of revenues for the period. Gross profit percentage was 73% for fiscal 2021 compared to 75% for fiscal 2020. The decrease was primarily due to lower gross profit from recently acquired businesses resulting from purchase accounting adjustments to acquired deferred revenue. Had we recognized revenue based on the historical carrying value of the acquired unearned revenue, our gross profit would have been approximately 74%.

Notes to Consolidated Financial Statements

Note 3. Revenue, page 66

3. We note your response to comment four. In your analysis of ASC 606-10-55-91(a), type of good or service, you state your products have “similar revenue generation profiles.” Please explain to us what this means and why you believe it results in major product lines not being a meaningful basis on which to disaggregate revenue. You also state that you considered how information about your revenue has been presented for other purposes pursuant to paragraph 55-90. In our prior comment four, we cited multiple instances of product/service offering-level disclosures outside the financial statements. In your response, you state that they were presented so that an investor could determine the nature of the contract length attributable to the various products. However, we do not see that context in those disclosures. Please advise. In addition, if you believe contract length is important to investors and you provided product-level information to achieve that result, tell us why you believe disaggregation on that basis would not continue to be meaningful.

As discussed with the Commission staff on October 19, 2022, due to the interconnected nature of the Company’s product and service offerings and similar revenue generating potential of each, the Company’s chief operating decision maker (“CODM”) reviews overall business performance without particular focus as to the individual products sold to its customers in a given period.

The nature, amount, timing, and uncertainty of revenue and cash flows for the products sold are affected by economic factors similarly. The Company’s products generally have similar characteristics in that they are used by business-to-business companies to identify, reach, and influence key enterprise technology decision makers faster and with higher efficacy. Demand risks for these products also have similar characteristics in that they are impacted by macro-economic factors such as general business and governmental spending, gross domestic product growth and other broad measures of economic activity, such as the recent uncertainty impacting the macroeconomic environment. In addition, the Company’s products have similar revenue generating profiles in terms of gross margin. For these reasons, the Company does not believe that any specific product deviates sufficiently from the rest of the population on how the nature, amount, timing and uncertainty of revenue may be affected by economic factors for a separate depiction to provide value to the users of our financial statements.

While we have, for example, internally looked extensively at the dynamics between IT Deal Alert and other offerings, this analysis was performed at that point in time in order to inform the types of information that should be provided to the CODM and ultimately it was determined that IT Deal Alert was not meaningfully taking away from other products for those same accounts. Similar analyses have been performed at different points in time during the Company’s history and will continue to be performed in the future.

However, the overarching focus of the Company’s CODM in managing the business is improving year-over-year performance at the customer both on an overall basis and on a contract duration basis. Stated differently, in evaluating the Company’s revenues for purposes of managing the business, the Company and its CODM focus on the growth of each customer’s purchases from the Company both in aggregate dollars as well as the dollars derived from longer-term contracts.

The Company acknowledges that the revenue disclosures presented by the Company outside the financial statements, including in the Company’s earnings releases, annual reports, and investor presentations may include descriptions from time to time of products the Company sells, including references to IT Deal Alert, Priority Engine and other specific products and services. These discussions provide investors with an overview of the composition of the Company’s revenue and product offerings. Additionally, the Company may refer to the general performance of our IT Deal Alert, Priority Engine or individual products within these disclosures. However, these references are provided when applicable at certain points in time if it may be useful to provide investors some further detail into the Company’s performance and to highlight certain products that may have shown stronger or weaker results than in the previous year period. For revenue disaggregation purposes, however, providing these references from time to time is not meant to imply that there are unique risk characteristics that would impact how the nature, amount, timing and uncertainty of revenue may be affected by economic factors.

In light of the foregoing and as discussed with the Commission staff on October 19, 2022, the Company proposes adding the disclosure contained within Schedule 1 to our response dated as of September 16, 2022 to align with the emphasis the Company places on customer contract duration, but respectfully submits that no further disaggregation is necessary to comply with the disclosure objectives described in ASC 606- 10-50-5 to 50-6 and 55-89 to 55-91.

*****

We appreciate the opportunity to respond to the Commission and, if you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Daniel T. Noreck

Daniel T. Noreck

Chief Financial Officer and Treasurer

cc:

Charles Rennick, Vice President, General Counsel and Corporate Secretary

Michael Stowe, Partner, Stowe & Degon, LLC

Erika Robinson, Partner, Wilmer Cutler Pickering Hale and Dorr LLP